MAIL STOP 05-11

March 30, 2005

Mr. Stuart B. Rekant, Chairman and CEO
Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036


      Re:	Juniper Partners Acquisition Corp.
		Registration Statement on Form S-1
		File No. 333-123050
      Filed March 1, 2005

Dear Mr. Rekant:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
2. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.
3. Revise your disclosure throughout the prospectus referencing your intent to have the company`s securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.
4. If true, please provide disclosure throughout the prospectus as appropriate that you will not proceed with a business combination if
Class B common stock holders "owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights." Additionally, please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund to the Class
B holders.
5. Disclose in all appropriate places in the prospectus whether the officer and directors of the company and affiliates thereof are eligible to purchase Series B Units, and if so, the potential conflicts of interest that may result, including but not limited to, the voting by such persons of their Class B shares with respect to a business combination.
6. Clarify and provide disclosure, in the summary, risk factors, description of securities, and elsewhere as appropriate, to the extent that the exercise of the outstanding Class W and Class Z warrants could result in a change of control of the company, whether prior or subsequent to the consummation of a business combination transaction.
7. In various places in the prospectus reference is made to the "representative." Please clarify the disclosure to specifically identify this person/entity and discuss any affiliations of such person/entity with the company, the underwriter, or any officer or director.

Cover Page
8. Please revise the disclosure here, and elsewhere in the prospectus as appropriate, to highlight the consequences of the offering to Series A purchasers, including, but not limited to, that the Series A holders will bear the entire underwriting discounts & commissions in the offering (including those payable on Series B) plus all offering expenses, and stand to lose all of their investment and have their securities expire worthless in the event that no business combination results. Additionally, provide an affirmative statement, if true, on the cover page and elsewhere as appropriate, that the company currently has no specific merger, capital stock exchange, acquisition, or similar business combination under discussion (whether formally or informally), under consideration, or contemplated.

Summary, page 1
9. Add a paragraph discussing the consequences to common stock holders if no business combination is consummated by the company, i.e., that they are likely to get little or nothing back (because offering expenses and co operating expenses will be paid from the proceeds of Series A) and their securities will expire worthless.

Risk Factors, page 8

10. Please avoid the generic conclusion you reach in several of your
risk factor narratives and subheadings that the risk could "negatively impact," "adversely affect," "negatively impact," or have a "material adverse affect" or "adversely affect" your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 27-29, 32, 33 and 35.
11. Add a risk factor to disclose that the company intends to reimburse its initial security holders, including its officers and directors, for out-of-pocket expenses incurred by them on behalf of the company, and that there is no limit on the amount of such expenses reimbursed by the company.
12. Please revise risk factor 6 to provide, in reasonable detail, the
"certain circumstances" in which Mr. Rekant and Mr. Becker have agreed to be personally liable for the debts and obligations of the company.
13. Please identify the members of management that you expect to remain associated with the company following a business combination as stated in risk factor 9. In addition, please clarify what is meant by "associated."
14. Since it does not appear that your officers will contribute all
of their time to company business, please disclose in risk factor
10
the number of hours per week and percentage of time that they will contribute.
15. Affirmatively state in risk factor 11 whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies.
16. Risk factors 33 and 34 are generic and could apply to any company. Please delete these risk factors. Risk factor 36 is generic and repetitive. Please delete as well.

17. Clarify in the subheading to risk factor 37 how accounting practices in your proposed industry "may accentuate fluctuations in operating results."

Comparisons to Offerings of Blank Check Companies, page 32
18. Revise the table to discuss more clearly the terms of the offering for each of the Series A and Series B holders relative to the terms under a Rule 419 offering.

Management, page 34
19. Please disclose the types of consulting performed by Robert B.
Becker, Inc.
20. Please disclose Mr. Intrator`s affiliation with Golden Books
Family Entertainment.  It appears this entity filed for Chapter
11.
Please advise.

Underwriting, page 45
21. Tell us whether HCFP/Brenner Securities or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
22. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
23. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.


Financial Statements

General
24. Your attention is directed to section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.
25. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 942-0135 with any other questions.

Sincerely,



      John Reynolds, Assistant Director
Office of Emerging Growth Companies


cc:	David Allen Miller, Esq.
	Fax: (212) 818-8881